United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 17th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel to acquire Spatial Wireless to provide mobile next-generation networking solutions paving the way towards IMS*

Paris, September 17, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that it has signed an agreement to acquire Spatial Wireless, a privately held US based company, leader in cost-effective, software-based and multi-standard distributed mobile switching solutions. This acquisition builds upon the successful cooperation engaged last year between Alcatel and Spatial Wireless and announced in March 2004.

With 225 employees, Spatial Wireless has offices in the US and in India, and is headquartered in Richardson, Texas (US). Under the terms of the agreement, Alcatel agreed to pay approximately USD250 million (approx. Euro 205 million) in Alcatel American Depositary Shares (ADS) for the total capital of Spatial Wireless. Spatial Wireless shares and options will be exchanged for a number of Alcatel ADSs to be determined at closing, according to an exchange ratio and within the limits specified in the agreement.

The deal allows Alcatel to leapfrog traditional mobile switching technologies with a commercially-available Next-Generation Networks (NGN) solution, designed and ready for IP Multimedia Subsystems (IMS). This future-proof solution ideally complements Alcatel’s portfolio of next-generation IMS-ready products, addressing both fixed and mobile environments, and paves the way for future converged IMS architecture and multimedia services.

Spatial’s flagship product, Spatial Atrium®, is a multi-standard and field-proven mobile softswitch that controls distributed media gateways and manages call/session control for voice and data services. It works seamlessly in GSM/EDGE, 3G/UMTS and CDMA networks. It also enables smooth evolution to 3GPP Release 5 and Release 6 networks via software-only upgrades, thus ensuring long-term investment protection in preparation for IMS introduction.

Spatial’s distributed solution has established a clear leadership position in the market over the past eighteen months. It is already in commercial use and in market trials, with major GSM and CDMA operators in the world, in particular in North America, China, and India — with over one million ports deployed in 2004. Available now, this distributed architecture solution provides mobile operators with major cost savings, while offering high scalability and capacity. Additionally, it offers an extensive set of features that can easily be personalized and extended according to individual operator requirements.

Designed as an open and highly portable software suite, Spatial Atrium® is set to benefit to the maximum from major IT innovations both in hardware and operating systems. This fits well within Alcatel’s platform strategy, focusing on cost-effectiveness and leveraging the benefits of Carrier-Grade Unix and Linux operating systems, as well as those benefits brought by the use of Advanced Telecom Computing Architecture (ATCA) specifications.

“Through the acquisition of Spatial Wireless, Alcatel leapfrogs traditional mobile switching technologies and builds a powerful offer adapted to address the US and CDMA markets, in addition to our GSM/UMTS-based customers. Our solution offers a natural evolution path to the introduction of IMS, thus accelerating the roll-out of Alcatel’s user-centric broadband strategy” declared Mike Quigley, Executive Vice-President and President of Alcatel North America.

“Spatial’s team is particularly proud to join the Alcatel family”, added Pardeep Kohli, co-founder, president and chief executive officer of Spatial Wireless. “Based on the extraordinary response that Spatial’s solution has already received from Tier 1 operators throughout the world, combined with Alcatel’s strategic vision and strength, we’re now set to make it happen!”

The closing of this acquisition is expected during the fourth quarter 2004, subject to the signing of definitive agreements and receipt of necessary approvals from shareholders and regulatory authorities.

• IMS : IP Multimedia Subsystems

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to developments in Alcatel’s business particularly Alcatel’s mobile switching business as a result of the acquisition of Spatial Wireless. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: uncertainties in customers’ businesses; customer demand for products and services including newly developed products; control of costs and expenses; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Spatial Atrium®

Cost savings induced by Spatial Atrium® comes from the separation between the transport part and the transmission part of a mobile network. This innovative network architecture allows a mobile operator to invest in only a few powerful Mobile Call Servers spread though a limited number of centralized control sites located in its largest traffic zones, while having a larger number of lower-cost Media Gateways located close to the access network to switch the traffic locally. In each local area. The implementation of distributed switching is a necessary preliminary step for the advent of IP Multimedia Subsystems (IMS) which will make full IP multimedia services available to the end-users.

Building upon its native NGN distributed design, Spatial Atrium®, Spatial’s flagship product, allows mobile operators to distribute the call bearer switching function closer to traffic hot spots, leading to significant reductions in traffic backhauling costs and overall operating expenditures. It also allows tenfold footprint reduction and a reduced number of call control nodes as compared to current mobile switching technologies — all while offering high scalability and capacities ranging from a few thousands up to millions of BHCA (Busy Hour Call Attempts). Additionally, Spatial Atrium offers an extensive set of existing features that can easily be personalized and extended according to individual operator requirements.

About Alcatel Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Spatial Wireless

Spatial Wireless was founded in February 2001. Spatial Wireless provides next-generation distributed mobile switching solutions that are deployed in today’s networks. With patented, breakthrough technology and innovative solutions, the company enables mobile service providers to immediately improve their profitability. Spatial Atrium®, the company’s flagship product, is a high capacity, distributed architecture core switch for Distributed Mobile Switching Center (MSC), Distributed Gateway MSC and network services overlay solutions. With any Spatial Wireless solution, mobile service providers are able to seamlessly evolve their access and core networks from 2G to 2.5G to 3G and All-IP, with mostly software upgrades at each step.

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	Nicolas.Leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	Maria.Alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Spatial Wireless Press Contacts
Kathy McEwen	Office: +1 (972) 246-3275	kmcewen@spatialwireless.com
Mobile: +1 (972) 814-6312